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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3—Final Amendment)

ECC INTERNATIONAL CORP.
(Name of Subject Company (Issuer))

CDA ACQUISITION CORPORATION (Offeror)
CUBIC CORPORATION (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK
PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

268255106
(CUSIP Number of Class of Securities)

William L. Hoese, Esq.
Assistant General Counsel
Cubic Corporation
9333 Balboa Avenue
San Diego, CA 92123
(858) 277-6780
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Barbara L. Borden, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121-9109
(858) 550-6000

  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission (the "SEC") on August 27, 2003 by Cubic Corporation, a Delaware corporation ("Cubic"), and CDA Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Cubic, and as amended by Amendment No. 1 and Amendment No. 2 to the Schedule TO filed by Cubic and the Purchaser with the SEC on September 12, 2003 and September 25, 2003, respectively, relating to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.10 per share, of ECC International Corp., a Delaware corporation ("ECC"), at a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003 and as amended, and in the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively (the "Offer"). The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are incorporated by reference herein.

ITEM 11. ADDITIONAL INFORMATION

        Item 11 is hereby amended and supplemented as follows:

        The Offer expired at 12:00 midnight, New York City time, on September 24, 2003. After the expiration of the Offer, the Purchaser commenced a subsequent offering period (the "Subsequent Offering Period") which began at 9:00 a.m., New York City time, on September 25, 2003, and expired at 5:00 p.m., New York City time, on October 10, 2003. During the Subsequent Offering Period, the Purchaser accepted for payment all shares of ECC common stock that were validly tendered at a price of $5.25 per share, which was the same price offered for shares of ECC common stock tendered prior to the expiration of the Offer, promptly after such shares of ECC common stock were tendered. Shares of ECC common stock tendered during the Subsequent Offering Period could not be withdrawn. As a result of the Offer and Subsequent Offering Period, the Purchaser has accepted for payment an aggregate of 7,576,222 shares of ECC common stock, representing approximately 95.6% of the shares of ECC common stock outstanding as of October 13, 2003.

        Cubic intends to complete the acquisition of ECC through a merger of the Purchaser with and into ECC as soon as practicable in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of the stockholders of ECC. Pursuant to the terms of the Agreement and Plan of Merger, dated as of August 20, 2003, by and among Cubic, the Purchaser and ECC, previously filed as Exhibit (d)(1) to this Schedule TO, all remaining publicly held shares of ECC common stock (other than shares held by ECC stockholders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $5.25 per share, without interest, in the merger.

        On October 13, 2003, Cubic and ECC issued a joint press release announcing the expiration of the Subsequent Offering Period. The press release is contained in Exhibit (a)(10) of this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS

        (a)(10)   Joint Press Release issued by Cubic Corporation and ECC International Corp. on October 13, 2003.

2

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CDA ACQUISITION CORPORATION
By:	/s/ JOHN D. THOMAS
	Name:	John D. Thomas
	Title:	Vice President, Treasurer, Assistant Secretary and Director
CUBIC CORPORATION
By:	/s/ WILLIAM W. BOYLE
	Name:	William W. Boyle
	Title:	Vice President and Chief Financial Officer
	Dated:	October 14, 2003

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  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
SIGNATURES